Mail Stop 6010


							July 29, 2005



Via U.S. Mail and Facsimile (616-257-3710)

Mary E. Chowning
Chief Financial Officer
X-Rite, Incorporated
3100 44th Street S.W.
Grandville, Michigan 49418


	Re:	X-Rite, Incorporated
		Form 10-K for year ended January 1, 2005
		Filed March 16, 2005
		File No. 000-14800

Dear Ms. Chowning:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended January 1, 2005

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 10

1. We note that you disclose certain non-GAAP financial measures that exclude items that will require cash settlement. We also note that certain of the excluded charges are identified as non-recurring. However, we note these charges have occurred in the prior two years and are reasonably likely to recur within two years. Based on these items, it does not appear that your non-GAAP financial measures comply with the guidance of Item 10(e)(1)(ii) of Regulation S-K. Please revise future filings to remove the non-GAAP financial measures. If you elect to replace this with another non-GAAP financial measure in future filings, please ensure each non-GAAP financial measure complies with all of the requirements of Item 10(e)
of Regulation S-K.

2. Further to the above, we note your current disclosure states that you believe the non-GAAP financial measures "gives a more meaningful comparison of the results of our core business operations." If you elect to present any non-GAAP financial measures in future filings, please clearly indicate that the non-GAAP measures should not be considered as a substitute for the most directly comparable GAAP measures.

Item 8 - Financial Statements and Supplementary Data

Note 2 - Summary of Significant Accounting Policies, page 34

Revenue Recognition, page 36

3. You state in MD&A that you provide end to end solutions that consist of a wide range of hardware, software and services.
Accordingly, please respond to the following and revise future filings to address our comments as appropriate:

a) Tell us and revise future filings to disclose how you recognize software revenue. Tell us how you have considered SOP 97-2 and EITF
03-05. In addition, tell us and revise future filings to disclose how you account for the custom software development that you refer to in your discussion of the retail market products on page 4.

b) Discuss how you account for multiple-element arrangements.
Demonstrate how your policies comply with SOP 97-2, EITF 00-21 and SAB 104 by identifying the separate units of accounting, disclosing how you allocate the total consideration and disclosing how you determine the fair value of the undelivered elements.

c) Discuss any significant post-shipment obligations such as installation, setup, warranties, returns or any other significant terms, including special arrangements with distributors, in your arrangements. Tell us how these terms impact your revenue recognition.

d) Please revise future filings to provide separate disclosure of revenues from product sales and revenues from services as well as the related costs and expenses for products and services on your statements of operations, or tell us why you do not believe this is required. Refer to the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X.

Segment Information

4. We note your disclosure on page 34 that you have only one reportable operating segment. Based on your disclosures in MD&A on pages 13-15, it appears that you have discrete financial information for five distinct market groups: Graphic Arts, Industrial, Retail, Light and Other. Also, it appears that each of these markets provides distinct products and services. In light of such information, please tell us why you concluded you have only one reportable operating segment based on the guidance in paragraphs 10-
24 of SFAS 131. Tell us and revise future filings to disclose whether you are aggregating different operating segments. If so, tell us and revise future filings to disclose why you believe you meet the aggregation criteria provided in paragraph 17 of SFAS 131.

Note 8 - Founders` Stock Redemption Agreements, page 44

5. We note your disclosure on page 45 that upon termination of the Founders` Stock Redemption agreements you recorded a credit to interest expense of $9.0 million, which reversed the accumulation of the liability to increase the value of the agreements that had occurred since the adoption of SFAS No. 150 on July 1, 2003. Tell us why you determined it was appropriate to record this reversal on the statement of operations instead of recording the full amount to paid-in capital. Cite the accounting literature on which you based your conclusion.

6. In this regard, the $9 million credit recorded in the fourth quarter of 2004 is a material item as it relates to the information presented on page 48 under "Item 8 - Financial Statements and Supplementary Data." Revise future filings to discuss any material items from any of the quarterly periods in accordance with Item 302(A)(3) of Regulation S-K.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778, Kevin Vaughn, Reviewing Accountant, at (202) 551-3643, or me at (202) 551-3327 if you have questions regarding these comments.


	Sincerely,




							   	Michele Gohlke
						Branch Chief
Ms. Mary Chowning
X-Rite, Incorporated
July 29, 2005
Page 4